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THE ASSOCIATES.


NEWS

          FOR IMMEDIATE RELEASE


THE ASSOCIATES REPORTS RECORD FIRST QUARTER
Integration Plans On Target, Acquisitions Contributing

DALLAS (April 13, 1999) - Associates First Capital Corporation (NYSE:AFS) achieved record first quarter earnings, as a result of the solid foundation laid by the company's record year in 1998 and successful integration of recent acquisitions, Chairman and Chief Executive Officer Keith W. Hughes announced today.

"These earnings are due to the strength of our core businesses and contributions from the earning assets we acquired throughout 1998 and early 1999," Hughes said. "We are already realizing the benefits of most of those acquisitions, largely because they were spread across our business units, making rapid assimilation possible. We are confident that 1999 will see another year of reliable, consistent results at The Associates."

Key financial highlights of the quarter include:

* Net earnings reached $336.8 million, a 20% increase over the same period a year earlier.

* Net earnings per share (diluted) for the quarter were $0.46, 14% greater than the prior year.
* Managed receivables were $76.6 billion, 25% greater than a year ago, and total managed assets reached $86.8 billion.

The highlight of the quarter came on Jan. 6, when The Associates closed its purchase of Avco Financial Services, the largest acquisition in company history which added significant market reach, product enhancements and management depth to its domestic and international consumer operations. Recognizing the importance of this major addition, the company has focused significant resources on its integration, which is proceeding according to plan. Integration expenses incurred during the quarter were approximately $20 million. Integration expenses to be incurred during the remainder of the year are not expected to be material to the company's operating results.

U.S. Consumer Operations, by the end of the quarter, had added a net 400 offices and 2,100 employees from the Avco acquisition. The company moved quickly to take advantage of the opportunities presented by the acquisition, especially in home equity lending. As a result, the new Avco branches reported real estate volume for the quarter that was the best in their history. Also during the quarter, Consumer Operations announced the formation of a subsidiary, EnTerra Settlement Services, to provide real estate title and appraisal services.

Credit Card Operations gained 2.3 million active customers with the acquisition of the Shell Proprietary Credit Card program on Feb. 1. Combining the Shell program with existing Texaco and Amoco private label portfolios solidified The Associates as the number-one issuer of oil private label cards in the United States. In addition, SPS Payment Systems continued to demonstrate its strength in the retail private-label business by adding new relationships with Gateway, one of the largest U.S. direct marketers of personal computers, and one of the nation's largest automobile tire and battery retailers - NTB National Tire & Battery, a division of Sears, Roebuck & Co.

Commercial Operations solidified its leadership positions in its major lines of business and maintained its rank as one of the nation's largest and most profitable commercial finance operations. Growth in Commercial was led by the Transportation Division, which continued to benefit from strong domestic truck and trailer sales. Also during the quarter, the company sold its recreational vehicle financing business, earning a solid return on its investment and furthering its capital management plan.

International Operations added eight new international markets as a result of the Avco acquisition, gaining strategic footholds in western Europe and strengthening its Asian presence. As part of the Avco integration, the company completed headquarters
consolidations in Canada and the United Kingdom.   Overall,
International Operations reported continued strong financial performance, well ahead of 1998, led by outstanding growth in Japan and the U.K.

Insurance Operations realized the first full quarter of benefits from its 1998 acquisition of The Northland Company, including increased synergies with existing commercial finance operations. Northland's A+ rating was reaffirmed during the quarter by A.M. Best, the nation's premier rating agency for insurance companies.

Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services. The Associates has operations in the United States and 15 international markets. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market
capitalization.   For more information, visit the company's
Internet web site at www.theassociates.com.

This news release contains certain forward-looking statements. The factors which may cause future results to differ materially from expectations are discussed in the Form 10-K for the year ended Dec. 31, 1998, filed with the Securities and Exchange Commission.



# # #
Contact information
News media:              (972) 652-4522
Security Analysts:       (972) 652-7294
                         investor_relations@afcc.com
Shareholders:            1-888-NYSE-AFS

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
THE ASSOCIATES
FINANCIAL HIGHLIGHTS
                                              Three Months Ended or at
($ millions - except earnings per share)       3/31/99     3/31/98   %Change
                                               -------     -------   -------
Net earnings
     Amount                                 $    336.8  $    281.0     20
     Return on average equity                    15.47 %     17.61 %
     Return on average adjusted equity           17.20       20.17
     Return on average assets                     1.65        1.91
     Return on average managed assets             1.56        1.82
Net earnings per diluted share  (1)         $     0.46  $     0.40     14

Managed receivables                           76,612.5    61,048.8     25
Total managed assets                          86,805.4    63,564.0     37

Key Data (Managed)
Total revenue                               $  3,185.5  $  2,288.3     39
Net interest margin (% avg. mgd. recs.)           9.02 %      8.83 %
Efficiency ratio                                  47.8        43.1
Credit quality
     60+days contractual delinquency              2.70 %      2.18 %
     Credit loss ratio (% avg. mgd. recs.)        2.72        2.31

Balance Sheet Information
Stockholders' equity                        $  8,860.1  $  6,503.4     36
Allowance for losses                           2,267.3     2,014.9
    % of net receivables                          3.32 %      3.50 %
    Multiple to net losses (Trailing 4 Qtrs)(2)   1.65 x      1.56 x



(1) Adjusted to give a retroactive recognition to a two-for-one stock split on December 23, 1998.
(2) The current year multiple includes Avco's trailing 4 quarter losses.
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
THE ASSOCIATES
QUARTERLY FINANCIAL SUPPLEMENT


Pro Forma Managed Basis Income Statement and Key Data                                                Page 1
                                                       Three Months Ended or at         Change from Prior Year
($ millions)                                         3/31/99   12/31/98     3/31/98       Amount     Percent
Revenue
     Finance charges                              $  2,747.7 $   2,503.5 $  2,123.0   $     624.7      29.4 %
     Insurance premiums                                256.3       145.0      112.4         143.9     128.0
     Investment and other income                       181.5       136.1       52.9         128.6       N/M
                                                     -------     -------    -------         -----
                                                     3,185.5     2,784.6    2,288.3         897.2      39.2

Expenses
     Interest expense                                1,031.6       925.6      806.6         225.0      27.9
     Operating expenses                                979.6       801.4      620.0         359.6      58.0
     Provision for losses                              531.7       481.9      372.9         158.8      42.6
     Insurance benefits paid or provided               103.7        50.6       42.8          60.9     142.3
                                                     -------     -------    -------         -----
                                                     2,646.6     2,259.5    1,842.3         804.3      43.7
                                                     -------     -------    -------         -----
Earnings before provision for income taxes             538.9       525.1      446.0          92.9      20.8
Provision for income taxes                             202.1       193.1      165.0          37.1      22.5
                                                     -------     -------    -------         -----
Net earnings                                      $    336.8 $     332.0 $    281.0   $      55.8      19.9 %
                                                     =======     =======    =======         =====
Net earnings per diluted share (whole $) (1)      $     0.46 $      0.47 $     0.40   $      0.06      14.2 %

Equivalent shares for
 diluted EPS calculation (000's) (1)                 732,137     708,240    697,529        34,608

Key Data ($ millions)
Net interest margin   (% avg. mgd. recs.)               9.02 %      9.06 %     8.83 %
Efficiency ratio  (managed)                             47.8        44.3       43.1
Net credit losses (as a % of avg. mgd. recs.)           2.72        2.65       2.31
Delinquency ratio (% of mgd. gross recs.)               2.70        2.57       2.18

Managed Receivables
     End of period                                $ 76,612.5 $  71,364.3 $ 61,048.8   $  15,563.7      25.5 %
     Average                                        76,113.2    69,687.6   59,614.0      16,499.2      27.7
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Managed Assets
     End of period                                  86,805.4    80,878.3   63,564.0      23,241.4      36.6
     Average                                        86,475.0    77,613.4   61,801.4      24,673.6      39.9



(1) Adjusted to give a retroactive recognition to a two-for-one stock split on December 23, 1998.
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 THE ASSOCIATES
 QUARTERLY FINANCIAL SUPPLEMENT

Managed Receivables ($ millions)                                                    Page 2

                                                                     Change from Prior Year
Outstanding at End of Period (1)    3/31/99   12/31/98     3/31/98      Amount     Percent
                                   --------   ---------   --------     --------   --------
     Home equity                 $ 24,765.9 $  22,622.3 $ 19,976.3   $  4,789.6      24.0 %
     Personal loans / retail
      sales finance                15,264.1    11,459.2    9,224.5      6,039.6      65.5
     Truck and truck trailer       11,397.3    10,783.6   10,043.5      1,353.8      13.5
     Credit card                   10,519.7    10,296.8    7,890.3      2,629.4      33.3
     Equipment                      6,180.6     6,114.0    5,632.7        547.9       9.7
     Manufactured housing           5,424.7     5,193.5    3,972.4      1,452.3      36.6
     Fleet leasing                  1,580.2     1,589.7    1,577.0          3.2       0.2
     Recreational vehicles             -        2,036.9    1,790.0     (1,790.0)      N/M
     Warehouse and other            1,480.0     1,268.3      942.1        537.9      57.1
                                   --------   ---------   --------     --------
        Total                    $ 76,612.5 $  71,364.3 $ 61,048.8   $ 15,563.7      25.5 %
                                   ========   =========   ========     ========

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

Average Outstanding (1)
                                                                     Change from Prior Year
                                    3/31/99   12/31/98     3/31/98      Amount     Percent
                                   --------   ---------   --------     --------   --------
     Home equity                 $ 24,578.5 $  22,397.3 $ 19,412.3   $  5,166.2      26.6 %
     Personal loans / retail
      sales finance                15,616.1    11,172.0    8,883.9      6,732.2      75.8
     Truck and truck trailer       11,109.4    10,617.8    9,843.2      1,266.2      12.9
     Credit card                   10,456.9     9,832.7    8,083.4      2,373.5      29.4
     Equipment                      6,120.1     5,895.8    5,504.9        615.2      11.2
     Manufactured housing           5,311.1     5,016.4    3,736.2      1,574.9      42.2
     Fleet leasing                  1,586.8     1,588.8    1,560.6         26.2       1.7
     Recreational vehicles             -        2,020.5    1,729.7     (1,729.7)      N/M
     Warehouse and other            1,334.3     1,146.3      859.8        474.5      55.2
                                   --------   ---------   --------     --------
        Total                    $ 76,113.2 $  69,687.6 $ 59,614.0   $ 16,499.2      27.7 %
                                   ========   =========   ========     ========

(1)  Includes servicing portfolio and receivables held for securitization.

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 THE ASSOCIATES
 QUARTERLY FINANCIAL SUPPLEMENT
Credit Quality                                                            Page 3

60+Days Contractual                                Three Months Ended or at
Delinquency (as a % of Mgd. Gross Receivables)   3/31/99   12/31/98     3/31/98
                                                 -------   ---------    -------
     Home equity                                    2.98 %      2.74 %     2.23 %
     Personal loans / retail sales finance          3.49        3.74       3.53
     Truck and truck trailer                        1.39        1.22       1.34
     Credit card                                    4.49        4.73       3.96
     Equipment                                      1.15        0.84       1.12
     Manufactured housing                           1.88        2.31       1.26
     Fleet leasing                                  1.13        1.09       0.43
     Recreational vehicles                          -           0.07       0.05

              Total  (managed)                      2.70 %      2.57 %     2.18 %


Net Credit Losses (as a % of Avg. Mgd. Receivables)

     Home equity                                    1.04 %      1.19 %     1.03 %
     Personal loans / retail sales finance          5.57        6.05       5.71
     Truck and truck trailer                        0.50        0.59       0.52
     Credit card                                    7.31        7.52       7.15
     Equipment                                      0.25        0.12       0.11
     Manufactured housing                           1.96        1.56       0.94
     Fleet leasing                                  0.03        0.05       0.08
     Recreational vehicles                          -           0.21       0.27

              Total (managed)                       2.72 %      2.65 %     2.31 %


Loss Coverage (on-balance sheet)
     Allowance for losses                     $  2,267.3 $   1,978.7 $  2,014.9
         % of net finance receivables               3.32 %      3.25 %     3.50 %
         Multiple to net losses  (1) (2)            1.65 x      1.74 x     1.56 x

(1) First quarter 1999 multiple includes Avco's trailing 4 quarter losses.
(2) Fourth quarter 1998 multiple reflects annualized second, third and fourth quarter losses. First quarter 1998 multiple reflects trailing 4 quarter losses.
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THE ASSOCIATES
QUARTERLY FINANCIAL SUPPLEMENT

Income Statement and Balance Sheet Items                                                                  Page 4

                                                              Three Months Ended or at       Change from Prior Year
Income Statement ($ millions)                           3/31/99     12/31/98     3/31/98      Amount     Percent
                                                        --------    ---------    -------      -------    ---------
Revenue
     Finance charges                                $    2,283.9 $    2,053.0 $  2,045.0   $    238.9      11.7%
     Insurance premiums                                    256.3        145.0      112.4        143.9     128.0
     Investment and other income                           404.8        347.9       73.7        331.1       N/M
                                                        --------    ---------    -------      -------
                                                         2,945.0      2,545.9    2,231.1        713.9      32.0

Expenses
     Interest expense                                      960.0        846.6      757.3        202.7      26.8
     Operating expenses                                    979.6        801.4      620.0        359.6      58.0
     Provision for losses                                  362.8        322.2      365.0         (2.2)     (0.6)
     Insurance benefits paid or provided                   103.7         50.6       42.8         60.9     142.3
                                                        --------    ---------    -------      -------
                                                         2,406.1      2,020.8    1,785.1        621.0      34.8
                                                        --------    ---------    -------      -------
Earnings before taxes                                      538.9        525.1      446.0         92.9      20.8
Provision for income taxes                                 202.1        193.1      165.0         37.1      22.5
                                                        --------    ---------    -------      -------
Net earnings                                        $      336.8 $      332.0 $    281.0   $     55.8      19.9 %
                                                        ========    =========    =======      =======
Net earnings per diluted share (whole $) (1)        $       0.46 $       0.47 $     0.40   $     0.06      14.2 %
Equivalent shares for diluted EPS
 calculation (000's) (1)                                 732,137      708,240    697,529       34,608


Balance Sheet Items ($ millions)
Net Receivables
    End of period
       Home equity                                  $   24,614.2 $   22,458.2 $ 19,755.0   $  4,859.2      24.6 %
       Personal loans / retail sales finance            15,264.1     11,459.2    9,224.5      6,039.6      65.5
       Truck and truck trailer                          11,397.3     10,783.6   10,043.5      1,353.8      13.5
       Equipment                                         6,180.6      6,114.0    5,632.7        547.9       9.7
       Manufactured housing                              3,955.4      3,648.2    2,185.0      1,770.4      81.0
       Credit card                                       3,728.0      3,138.1    7,787.7     (4,059.7)    (52.1)
       Fleet leasing                                     1,580.2      1,589.7    1,577.0          3.2       0.2
       Recreational vehicles                               -            479.7      483.8       (483.8)      N/M
       Warehouse and other                               1,480.0      1,268.3      942.1        537.9      57.1
                                                        --------    ---------    -------      -------
          Total                                     $   68,199.8 $   60,939.0 $ 57,631.3   $ 10,568.5      18.3 %
                                                        ========    =========    =======      =======

    Average                                         $   67,475.6 $   60,191.3 $ 56,307.3   $ 11,168.3      19.8 %
Total Assets
     End of period                                  $   81,935.9 $   75,175.4 $ 60,568.0   $ 21,367.9      35.3
     Average                                            81,560.4     72,490.2   58,835.4     22,725.0      38.6
Debt                                                    69,137.5     63,306.5   51,994.8     17,142.7      33.0
Stockholders' Equity
     End of period                                  $    8,860.1 $    8,526.5 $  6,503.4
     Per share (whole $)  (1)                              12.17        11.72       9.38
     Average                                             8,705.3      7,525.2    6,381.6
     Debt-to-equity                                         7.79 x       7.40 x     7.99 x
     Debt-to-adjusted equity                                8.50         8.12       8.95

(1) Adjusted to give a retroactive recognition to a two-for-one stock split on December 23, 1998.

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